

July 6, 2015

<u>Via E-mail</u>
W. James McNerney Jr.
Chairman and Chief Executive Officer
The Boeing Company
100 N. Riverside Plaza
Chicago, IL 60606-1596

>    **Re:    The Boeing Company**
>    **Form 10-K for Fiscal Year Ended December 31, 2014**
>    **Filed February 12, 2015**
>    **File No. 1-00442**

Dear Mr. McNerney:

We refer you to our comment letter dated June 12, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc:    Anne Nguyen Parker
       Assistant Director
       Division of Corporation Finance

       Diana L. Sands
       Senior Vice President-Office of Internal Governance
       The Boeing Company

       Robert E. Verbeck
       Vice President of Finance and Corporate Controller
       The Boeing Company